GLOBAL BLUE ANNOUNCES DATE FOR Q3 and 9M 2022/23 FINANCIAL RESULTS Signy, Switzerland, January 26, 2023 Global Blue Group Holding AG (NYSE: GB and GB.WS) will release its financial results for the third quarter and nine-month period ended December 31, 2022, on February 27, 2023, before the market opens. The financial results will include Management’s Discussion and Analysis of the Financial Position and Results of Operations in addition to the accompanying unaudited condensed Consolidated Interim Financial Statements and the investor presentation. An audio recording of commentary on the results by Jacques Stern, Chief Executive Officer, and Roxane Dufour, Chief Financial Officer, will also be made available. These materials can be accessed via the Investor Relations section of the company’s website at Global Blue Group Holding AG - Investor Relations. FOR FURTHER INFORMATION Frances Gibbons, Head of Investor Relations +44 (0) 7815 034 212 fgibbons@globalblue.com ABOUT GLOBAL BLUE Global Blue offers innovative solutions in three different f ields:  Tax Free Shopping: Helping retailers at over 300,000 points of sale to efficiently manage 35 million Tax Free Shopping transactions a year, thanks to its fully integrated in-house technology platform. Meanwhile, its industry-leading digital Tax Free shopper solutions create a better, more seamless customer experience  Payments services: Providing a full suite of foreign exchange and Payments technology solutions that allow acquirers, hotels and retailers to offer value-added services and improve the customer experience during 31 mill ion payment transactions a year at 130,000 points of interaction  Complementary RetailTech: Offering new technology solutions to retailers, including digital receipts and eCommerce returns, that can be easily integrated with their core systems and allow them to optimise and digitalise their processes throughout the omni-channel customer journey, both in-store and online In addition, our data and advisory services offer a strategic advisory to help retailers identify opportunit ies for growth, while our shopper experience and engagement solutions provide data-driven solutions to increase footfall, convert footfall to revenue and enhance performance. Pre-pandemic figures FY 2019-20. Source: Global Blue